UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase of assets in Uruguay

Rio de Janeiro, February 4, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on 01/17/2020, informs the beginning of the binding phase related to the sale of 100% of the shares held by Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI), a subsidiary of Petrobras, in Petrobras Uruguay Distribuición S.A. (PUDSA).

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This disclosure to the market is in accordance with the guidelines for the Petrobras’ divestments.

This transaction is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

About the assets in Uruguay

In Uruguay, Petrobras operates, through PUDSA, in the fuel and lubricant distribution market, with an asset portfolio that includes a network of 90 service stations, 16 convenience stores, a lubricant logistics terminal, and a jet fuel plant, being the second largest fuel distributor in the country. It also operates in the distribution of liquid fertilizers through two logistics storage terminals, being the largest trader in the country. Regarding the logistics, it also has multiple delivery points located in the main public seaports of the country.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer